

January 8, 2015

Andy L. Nemeth
Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street
P.O. Box 638
Elkhart, IN 46515

> **Re: Patrick Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 0-3922**
> **Response Dated January 5, 2015**

Dear Mr. Nemeth:

We have reviewed your response dated January 5, 2015 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business, page 3

Marketing and Distribution, page 12

1.   We note your response to comment one from our letter dated December 17, 2014. Although ASC 280-10-50-42 does not require you to disclose the name of significant customers within your financial statements, there is a separate requirement under Item 101(C)(1)(viii) of Regulation S-K to disclose the name of any customer if sales to the customer by one or more segments aggregate to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on your business. You disclose on page 16 that the loss of your large customers could have a material adverse impact on your operating results. As such, please confirm that you will

revise your future filings to disclose the names of the two RV customers that accounted for more than 50% of your consolidated net sales during both 2012 and 2013.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief